UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF MARCH 2026

METHANEX CORPORATION
(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐             Form 40-F  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

NEWS RELEASE	Methanex Corporation 1800 - 200 Burrard St. Vancouver, BC Canada V6C 3M1 Investor Relations: (604) 661-2600 www.methanex.com
For immediate release

March 5, 2026
Except where otherwise noted, all currency amounts are stated in United States dollars.
METHANEX REPORTS FOURTH QUARTER 2025 RESULTS
Financial and Operational Highlights
•Production in the fourth quarter was 2,364,000 tonnes of methanol compared to 2,212,000 tonnes in the third quarter of 2025.
•Continued to progress the acquisition integration plan with a focus on safe and reliable operations, ending 2025 with the best two-year safety record in Methanex history.
•Achieved an average realized price in the fourth quarter of $331 per tonne compared to $345 per tonne in the third quarter of 2025. For the fourth quarter of 2025, Adjusted EBITDA was $186 million, Adjusted net loss was $11 million, and net loss attributable to Methanex shareholders was $89 million. The net loss was largely driven by the non-cash impairment expense of $82 million (inclusive of tax) recorded relating to our New Zealand operations.
•Full year 2025 net income attributable to Methanex shareholders of $80 million, Adjusted EBITDA of $808 million and cash flows from operating activities of $1,016 million.
•In 2025, $54 million was returned to shareholders through regular dividends and $200 million of the Term Loan A was repaid with cash flows generated from operations, in line with our goal to deleverage the balance sheet. We ended the year with $425 million in cash.
VANCOUVER, BRITISH COLUMBIA - For the fourth quarter of 2025, Methanex (TSX:MX) (Nasdaq:MEOH) reported a net loss attributable to Methanex shareholders of $89 million ($1.15 net loss per common share on a diluted basis) compared to a net loss of $7 million ($0.09 net loss per common share on a diluted basis) in the third quarter of 2025. Adjusted EBITDA for the fourth quarter of 2025 was $186 million and Adjusted net loss was $11 million ($0.14 Adjusted net loss per common share). This compares with Adjusted EBITDA of $191 million and Adjusted net income of $5 million ($0.06 Adjusted net income per common share) for the third quarter of 2025.
Rich Sumner, President & CEO of Methanex, said, "2025 was a year of significant achievement for Methanex. Thanks to the dedication of our global team, we delivered the best two-year safety performance in our company history, grew our asset portfolio through the successful acquisition of OCI Global’s methanol business, and progressed the integration of our new assets and team members. Through ongoing macro uncertainty, we remain focused on the safe, reliable and cost efficient operation of our assets and supply chain to execute on our deleveraging plan and create long-term value for shareholders."
FURTHER INFORMATION
The information set forth in this news release summarizes Methanex's key financial and operational data for the fourth quarter of 2025. It is not a complete source of information for readers and is not in any way a substitute for reading the 2025 Management’s Discussion and Analysis ("MD&A") dated March 5, 2026 and the audited consolidated financial statements for the period ended December 31, 2025, both of which are available from the Investor Relations section of our website at www.methanex.com. The MD&A and the audited consolidated financial statements for the period ended December 31, 2025 are also available on the Canadian Securities Administrators' SEDAR+ website at www.sedarplus.ca and on the United States Securities and Exchange Commission's EDGAR website at www.sec.gov.
METHANEX CORPORATION 2025 FOURTH QUARTER NEWS RELEASE                             PAGE 1

FINANCIAL AND OPERATIONAL DATA

	Three Months Ended			Years Ended
($ millions except per share amounts and where noted)	Dec 31 2025	Sep 30 2025	Dec 31 2024	Dec 31 2025	Dec 31 2024
Production (thousands of tonnes) (attributable to Methanex shareholders) [1]	2,364	2,212	1,868	7,816	6,358
Sales volume (thousands of tonnes)
Methanex-produced methanol	2,390	1,891	1,455	7,512	6,094
Purchased methanol	142	488	911	1,463	3,471
Commission sales	157	97	198	540	904
Total methanol sales volume	2,689	2,476	2,564	9,515	10,469

Methanex average non-discounted posted price ($ per tonne) [2]	543	578	547	588	508
Average realized price ($ per tonne) [3]	331	345	370	361	355

Net income (loss) (attributable to Methanex shareholders)	(89)	(7)	45	80	164
Adjusted net income (loss) [4]	(11)	5	84	148	252
Adjusted EBITDA [4]	186	191	224	808	764
Cash flows from operating activities	239	184	281	1,016	737
1    Methanex-produced methanol represents our equity share of methanol volume produced at our facilities and excludes volume marketed on a commission basis related to the 36.9% of the Atlas facility and 50% of the Egypt facility that we do not own.
2    Methanex average non-discounted posted price represents the average of our non-discounted posted prices in North America, Europe, China and Asia Pacific weighted by total methanol sales volume. Current and historical pricing information is available at www.methanex.com.
3    The Company has used Average realized price ("ARP") throughout this document. ARP is calculated as methanol revenue divided by the total methanol sales volume. It is used by management to assess the realized price per unit of methanol sold, and is relevant in a cyclical commodity environment where revenue can fluctuate in response to market prices.
4 Note that Adjusted net income (loss) and Adjusted EBITDA are non-GAAP measures and ratios that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to the Additional Information - Non-GAAP Measures section on page 13 for a description of each non-GAAP measure.

•We recorded a net loss attributable to Methanex shareholders of $89 million in the fourth quarter of 2025 compared to a net loss of $7 million in the third quarter of 2025. Net loss in the fourth quarter of 2025 was higher compared to the prior quarter primarily due to the impact of the asset impairment expense (for additional information, refer to note 5b of our 2025 consolidated financial statements), a lower average realized price, lower New Zealand gas sale net proceeds, and higher depreciation, partially offset by higher sales of produced product and the mark-to-market impact of share based compensation.
•We sold 2,689,000 tonnes of methanol in the fourth quarter of 2025 compared to 2,476,000 tonnes of methanol in the third quarter of 2025. Sales of Methanex-produced methanol were 2,390,000 tonnes in the fourth quarter of 2025 compared to 1,891,000 tonnes in the third quarter of 2025.
•Production of methanol for the fourth quarter of 2025 was 2,364,000 tonnes compared to 2,212,000 tonnes for the third quarter of 2025. Production was higher in the fourth quarter of 2025 compared to the third quarter of 2025 primarily due to higher production from Chile, where increased gas availability from Argentina allowed the plants to operate at higher rates.
•In the fourth quarter of 2025 we paid a quarterly dividend of $0.185 per common share for a total of $14.3 million and repaid $75 million of the outstanding Term Loan A.
•At December 31, 2025, we had a strong liquidity position including a cash balance of $425 million. We also have access to a $600 million revolving credit facility.
METHANEX CORPORATION 2025 FOURTH QUARTER NEWS RELEASE                             PAGE 2

PRODUCTION HIGHLIGHTS

(thousands of tonnes)	Annual Operating Capacity[1]	2025 Production	2024 Production	Q4 2025 Production	Q3 2025 Production	Q4 2024 Production
USA
Geismar	4,000	3,330	2,529	953	931	839
Beaumont [2]	910	466	—	216	239	—
Natgasoline (50% interest) [2]	850	418	—	186	222	—
Chile	1,700	1,302	1,180	354	224	387
Trinidad [3]	860	730	956	174	203	205
New Zealand [4]	860	507	670	171	123	143
Egypt (50% interest)	630	555	460	165	130	155
Canada (Medicine Hat)	560	508	563	145	140	139
Total Methanol Production	10,370	7,816	6,358	2,364	2,212	1,868

Beaumont Ammonia [5]	340	182	—	90	88	—
1The operating capacity of our production facilities may be higher or lower than original nameplate capacity as, over time, these figures have been adjusted to reflect ongoing operating efficiencies at these facilities. Actual production for a facility in any given year may be higher or lower than operating capacity due to a number of factors, including natural gas availability, feedstock composition, the age of the facility's catalyst, turnarounds and access to CO2 from external suppliers for certain facilities. We review and update the operating capacity of our production facilities on a regular basis based on historical performance.
2The annual operating capacity of the Beaumont and Natgasoline facilities are 910,000 tonnes and 850,000 tonnes (50% interest), respectively. The actual production for 2025 reflects the amount of production since the facilities were acquired on June 27, 2025.
3The operating capacity of Trinidad consists of the Titan facility (100% interest). The Atlas facility (63.1% interest) is excluded as it is currently idle.
4The operating capacity of New Zealand consists of one Motunui facility, with the other excluded as it is currently idle.
5The annual operating capacity of the Beaumont ammonia facility is 340,000 tonnes. The actual production for 2025 reflects production since the facility was acquired on June 27, 2025.

United States
Geismar produced 953,000 tonnes in the fourth quarter of 2025 compared to 931,000 tonnes in the third quarter while Beaumont produced 216,000 tonnes compared to 239,000 tonnes. Production at both sites was lower than full capacity due to minor unplanned outages experienced during the period.

The Natgasoline plant produced 186,000 tonnes of methanol (Methanex share) in the fourth quarter of 2025 compared to 222,000 tonnes of methanol (Methanex share) in the third quarter. During the fourth quarter, Natgasoline took a planned ten-day outage to replace a catalyst that is important to environmental compliance.
Chile
Chile produced 354,000 tonnes in the fourth quarter of 2025 compared to 224,000 tonnes in the third quarter of 2025. During December 2025, a third-party pipeline failure away from our location caused a temporary restriction on gas supply to our facilities and this resulted in approximately 75,000 tonnes of lost production before returning to normal operation in early 2026.
We have firm gas contracts in place with Chilean and Argentinean gas producers until 2030 and 2027, respectively, which underpin approximately 55% of the site's gas requirements year-round. In addition, we believe that increased gas availability during the southern hemisphere summer months will allow both plants to operate at full capacity during the non-winter period. While seasonality in production is expected to continue over the near term, we are seeing generally positive developments in natural gas availability from Argentina.
Trinidad
In Trinidad, the Titan plant produced 174,000 tonnes in the fourth quarter of 2025 compared to the 203,000 tonnes in the third quarter of 2025. We experienced an unplanned outage in the fourth quarter that resulted in production lower than capacity.
METHANEX CORPORATION 2025 FOURTH QUARTER NEWS RELEASE                             PAGE 3

New Zealand
New Zealand produced 171,000 tonnes in the fourth quarter of 2025 compared to 123,000 tonnes in the third quarter of 2025. Future production will be dependent on the performance of existing wells, future upstream development and any on-selling of gas into the electricity market to support New Zealand’s energy needs. Gas supply availability in New Zealand continues to be challenged and we continue to work with our gas suppliers and the government to optimize our operations in the country.
Egypt
Egypt produced 330,000 tonnes (Methanex interest - 165,000 tonnes) in the fourth quarter of 2025 compared to 260,000 tonnes (Methanex interest - 130,000 tonnes) in the third quarter of 2025. Production in the fourth quarter increased as the third quarter was impacted by gas availability constraints; the plant returned to full rates at the start of September and has been running at full rates throughout the fourth quarter. Gas availability in Egypt is influenced by several factors, including domestic production levels, gas imports and seasonal demand fluctuations. We are monitoring the gas market closely and curtailments may continue to occur in the future, particularly in the summer months, depending on gas supply and demand dynamics.
Canada
Medicine Hat produced 145,000 tonnes in the fourth quarter of 2025 compared to 140,000 tonnes in the third quarter of 2025.
Outlook
We expect our 2026 production to be approximately 9.0 million tonnes (Methanex interest) of methanol and 0.3 million tonnes of ammonia. Actual production may vary by quarter based on gas availability, turnarounds, unplanned outages and unanticipated events.

In the first quarter of 2026, we expect a slightly higher Adjusted EBITDA compared to the fourth quarter of 2025, with similar produced sales and a slightly higher average realized price. Based on our posted prices and factoring in our new customer discounts for 2026, we expect that our average realized price range will be approximately $330 to $340 per tonne.
FINANCIAL RESULTS

For the fourth quarter of 2025, we reported net loss attributable to Methanex shareholders of $89 million ($1.15 net loss per common share on a diluted basis) compared to net loss attributable to Methanex shareholders for the third quarter of 2025 of $7 million ($0.09 net loss per common share on a diluted basis) and net income attributable to Methanex shareholders for the fourth quarter of 2024 of $45 million ($0.67 net income per common share on a diluted basis).

For the fourth quarter of 2025, we recorded Adjusted EBITDA of $186 million and Adjusted net loss of $11 million ($0.14 Adjusted net loss per common share). This compares with Adjusted EBITDA of $191 million and Adjusted net income of $5 million ($0.06 Adjusted net income per common share) for the third quarter of 2025 and Adjusted EBITDA of $224 million and Adjusted net income of $84 million ($1.24 Adjusted net income per common share) for the fourth quarter of 2024.

We calculate Adjusted EBITDA and Adjusted net income by including amounts related to our equity share of the Atlas facility (63.1% interest) and Natgasoline facility (50% interest) and by excluding the non-controlling interests' share, the mark-to-market impact of share-based compensation as a result of changes in our share price, the mark-to-market impact of gas contract revaluations included in finance income and other expenses, any timing mismatch between the inventory flows of our associates to our share of ownership, and the impact of certain items associated with specific identified events. Refer to Additional Information - Non-GAAP Measures on page 13 for a further discussion on how we calculate these measures. Our analysis of depreciation and amortization, finance costs, finance income and other expenses and income taxes is consistent with the presentation of our consolidated statements of income and excludes amounts related to Atlas and Natgasoline.
METHANEX CORPORATION 2025 FOURTH QUARTER NEWS RELEASE                             PAGE 4

We review our financial results by analyzing changes in Adjusted EBITDA, mark-to-market impact of share-based compensation, depreciation and amortization, gas contract settlement, finance costs, finance income and other expenses and income taxes. A summary of our consolidated statements of income is as follows:

	Three Months Ended			Years Ended
($ millions)	Dec 31 2025	Sep 30 2025	Dec 31 2024	Dec 31 2025	Dec 31 2024
Consolidated statements of income:
Revenue	$969	$927	$949	$3,589	$3,720
Cost of sales and operating expenses	(771)	(748)	(734)	(2,680)	(3,009)
New Zealand gas sale net proceeds	—	11	32	39	103
Egypt insurance recovery	—	—	—	—	59
Mark-to-market impact of share-based compensation	(1)	13	22	(27)	2
Adjusted EBITDA attributable to associates	30	21	(3)	49	82
Amounts excluded from Adjusted EBITDA attributable to non-controlling interests	(41)	(33)	(42)	(162)	(193)
Adjusted EBITDA	186	191	224	808	764

Mark-to-market impact of share-based compensation	1	(13)	(22)	27	(2)
Depreciation and amortization	(127)	(111)	(91)	(446)	(386)
Finance costs	(57)	(61)	(49)	(220)	(133)
Finance income and other expenses	10	3	(37)	26	12
Income tax expense	(16)	(4)	(9)	(58)	(30)
Asset impairment charge	(71)	—	—	(71)	(125)
Earnings of associates adjustment [1]	(41)	(34)	(3)	(82)	(43)
Non-controlling interests adjustment [2]	26	22	32	96	107
Net income (loss) attributable to Methanex shareholders	$(89)	$(7)	$45	$80	$164
Net income (loss)	$(74)	$4	$55	$145	$250
1    This adjustment represents the deduction of depreciation and amortization, finance costs, finance income and other expenses and income taxes associated with our 63.1% interest in the Atlas and 50% interest in the Natgasoline methanol facilities which are excluded from Adjusted EBITDA but included in net income attributable to Methanex shareholders.
2    This adjustment represents the add-back of the portion of depreciation and amortization, finance costs, finance income and other expenses and income taxes associated with our non-controlling interests' share which has been deducted above but is excluded from net income attributable to Methanex shareholders.
Adjusted EBITDA

We review the results of operations by analyzing changes in the components of Adjusted EBITDA. Changes in these components - average realized price, sales volume and total cash costs - similarly impact net income attributable to Methanex shareholders. The changes in Adjusted EBITDA resulted from changes in the following:

($ millions)	Q4 2025 compared with Q3 2025	Q4 2025 compared with Q4 2024	2025 compared with 2024
Average realized price	$(36)	$(98)	$47
Sales volume	13	20	(53)
Geismar 3 delay costs	—	—	41
New Zealand gas sale proceeds, net of gas and fixed costs during idle period	(11)	(28)	(59)
Ammonia contribution	11	22	33
Total cash costs	$18	$46	$35
Increase (decrease) in Adjusted EBITDA	$(5)	$(38)	$44
METHANEX CORPORATION 2025 FOURTH QUARTER NEWS RELEASE                             PAGE 5

Average realized price

	Three Months Ended			Years Ended
($ per tonne)	Dec 31 2025	Sep 30 2025	Dec 31 2024	Dec 31 2025	Dec 31 2024
Methanex average non-discounted posted price	543	578	547	588	508
Methanex average realized price	331	345	370	361	355

Methanex’s average realized price for the fourth quarter of 2025 was $331 per tonne compared to $345 per tonne in the third quarter of 2025 and $370 per tonne in the fourth quarter of 2024, resulting in a decrease of $36 million and $98 million in Adjusted EBITDA, respectively. For the twelve months ended December 31, 2025, our average realized price was $361 per tonne compared to $355 per tonne for the same period in 2024, increasing Adjusted EBITDA by $47 million.
Sales volume
Methanol sales volume excluding commission sales volume in the fourth quarter of 2025 was 153,000 tonnes higher than the third quarter of 2025 and 166,000 tonnes higher compared to the fourth quarter of 2024. The increase in sales volume in the fourth quarter of 2025 compared to the third quarter of 2025 increased Adjusted EBITDA by $13 million. The increase in sales volume for the fourth quarter of 2025 compared to the same period in 2024 increased Adjusted EBITDA by $20 million. The increase in sales volume in the fourth quarter reflects the addition of production from the OCI Acquisition. For the twelve months ended December 31, 2025, compared to the same period in 2024, methanol sales volume excluding commission sales volume was 590,000 tonnes lower, decreasing Adjusted EBITDA by $53 million. Sales volume may vary quarter to quarter depending on customer requirements and inventory levels as well as the available commission sales volume.
Geismar 3 delay costs
With the start-up of Geismar 3 in Q4 2024, all costs are now operating costs and therefore there are no delay costs in 2025, compared to $41 million of delay costs incurred for the twelve months ended December 31, 2024.
New Zealand gas sale proceeds, net of gas and fixed costs
Since the third quarter of 2024, we have periodically entered into short-term commercial arrangements to provide some natural gas into the New Zealand electricity market to support the country's overall energy balances. Adjusted EBITDA for the fourth quarter of 2025 includes no net proceeds less fixed costs, compared to $11 million in the third quarter of 2025, resulting in a decrease in Adjusted EBITDA of $11 million. Adjusted EBITDA for the fourth quarter of 2025 compared to the fourth quarter of 2024 and for the twelve months ended December 31, 2025 compared to the same period in 2024, decreased by $28 million and $59 million, respectively, due to lower net proceeds from a lower volume of gas sales. The amounts do not include the impact of lost margin on the sale of methanol that was not produced in the period and additional supply chain costs incurred, if any.
Ammonia contribution
The changes in ammonia contribution to Adjusted EBITDA for all periods presented are primarily a result of changes in ammonia pricing, the volume of ammonia sold as well as the cost to produce ammonia. For the fourth quarter of 2025 compared to the third quarter of 2025, the increase in ammonia contribution is due to a higher ammonia price, with higher demand in the last part of the year. For the fourth quarter of 2025 compared to the fourth quarter of 2024 and for the twelve months ended December 31, 2025 compared to the same period in 2024, the contribution is higher due to the OCI Acquisition in late Q2 2025 and the introduction of ammonia production from the Beaumont facility to our business.
Total cash costs
The primary drivers of changes in our total cash costs are changes in the cost of Methanex-produced methanol and changes in the cost of methanol we purchase from others ("purchased methanol"). We supplement our production with methanol produced by others through methanol offtake contracts and purchases on the spot market to meet customer needs and to support our marketing efforts globally.

METHANEX CORPORATION 2025 FOURTH QUARTER NEWS RELEASE                             PAGE 6

We apply the first-in, first-out method of accounting for inventories and it generally takes between 30 and 60 days to sell the methanol we produce or purchase. Accordingly, the changes in Adjusted EBITDA as a result of changes in Methanex-produced and purchased methanol costs primarily depend on changes in methanol pricing and the timing of inventory flows.

In a rising price environment, our margins at a given price are higher than in a stable price environment as a result of timing of methanol purchases and production versus sales. Generally, the opposite applies when methanol prices are decreasing.

The changes in Adjusted EBITDA due to changes in total cash costs were due to the following:

($ millions)	Q4 2025 compared with Q3 2025	Q4 2025 compared with Q4 2024	2025 compared with 2024
Methanex-produced methanol costs	$6	$(11)	$(51)
Proportion of Methanex-produced methanol sales	40	85	183
Purchased methanol costs	(5)	(6)	(18)
Logistics costs	(11)	(6)	(8)
Egypt insurance recovery	—	—	(30)
Other, net	(12)	(16)	(41)
Increase (decrease) in Adjusted EBITDA due to changes in total cash costs	$18	$46	$35
Methanex-produced methanol costs
Natural gas is the primary feedstock at our methanol facilities and is the most significant component of Methanex-produced methanol costs. We purchase natural gas in North America and are exposed to natural gas spot price fluctuations for the unhedged portion of our gas needs in the region. For approximately one third of our production, we purchase natural gas under agreements where the unique terms of each contract include a base price and a variable price component linked to methanol price to reduce our commodity price risk exposure. The variable price component is adjusted by a formula linked to methanol sales prices above a certain level.

For the fourth quarter of 2025 compared to the third quarter of 2025, lower Methanex-produced methanol costs increased Adjusted EBITDA by $6 million. For the fourth quarter of 2025 compared to the same period in 2024, higher Methanex-produced methanol costs decreased Adjusted EBITDA by $11 million. For the twelve months ended December 31, 2025 compared with the same period in 2024, higher Methanex-produced methanol costs decreased Adjusted EBITDA by $51 million. Changes in Methanex-produced methanol costs for all periods presented are primarily due to the impact of changes in realized methanol prices on the variable portion of our natural gas cost, changes in spot gas prices which impact the unhedged portion of our North American operations, timing of inventory flows and changes in the mix of production sold from inventory.
Proportion of Methanex-produced methanol sales
The cost of purchased methanol is linked to the selling price for methanol at the time of purchase and the cost of purchased methanol is generally higher than the cost of Methanex-produced methanol. Accordingly, an increase (decrease) in the proportion of Methanex-produced methanol sales results in a decrease (increase) in our overall cost structure for a given period. For the fourth quarter of 2025 compared to the third quarter of 2025 and compared to the fourth quarter of 2024 a higher proportion of Methanex-produced methanol sales increased Adjusted EBITDA by $40 million and $85 million, respectively. For the twelve months ended December 31, 2025 compared with the same period in 2024, a higher proportion of Methanex-produced methanol sales increased Adjusted EBITDA by $183 million.
Purchased methanol costs
Changes in purchased methanol costs for all periods presented are primarily a result of changes in methanol pricing and the timing of purchases sold from inventory, as well as the volume and regional mix of sourcing for purchased methanol. For the fourth quarter of 2025 compared to the third quarter of 2025, the impact of higher purchased methanol costs decreased Adjusted EBITDA by $5 million. For the fourth quarter of 2025 compared to the fourth quarter of 2024, the impact of higher purchased methanol costs decreased Adjusted EBITDA by $6 million. For the twelve months ended December 31, 2025 compared with the same period in 2024, higher purchased methanol costs decreased Adjusted EBITDA by $18 million.
METHANEX CORPORATION 2025 FOURTH QUARTER NEWS RELEASE                             PAGE 7

Logistics costs
Logistics costs include the cost of transportation, storage and handling of product, and can vary from period to period primarily depending on the levels of production from each of our production facilities, the resulting impact on our supply chain, and variability in bunker fuel costs. Logistics costs for the fourth quarter of 2025, compared with the third quarter of 2025, decreased Adjusted EBITDA by $11 million and for the fourth quarter of 2025 compared to the fourth quarter of 2024 decreased Adjusted EBITDA by $6 million, primarily due to the impact on ocean freight of longer supply routes. Logistics costs for the twelve months ended December 31, 2025 were $8 million higher compared to the same period in 2024. Logistics costs increased in 2025 compared to 2024 primarily due to the mix of production from various plants, supply chain inefficiencies caused by unplanned outages including at our Geismar 3 facility, the impact on ocean freight of longer supply routes and a lower contribution from backhaul ocean freight journeys earned from third parties.

Egypt insurance recovery
We experienced an outage at the Egypt plant from October 2023 to February 2024. The insurance recovery of $30 million (Methanex share) was recognized in the third quarter of 2024 and was a non-recurring item, resulting in a decrease in Adjusted EBITDA in 2025.
Other, net
Other, net relates to unabsorbed fixed costs, selling, general and administrative expenses and other operational items. The impact of other costs decreased Adjusted EBITDA by $12 million and $16 million during the fourth quarter of 2025 compared to the third quarter of 2025 and fourth quarter of 2024, respectively. The increase in other costs is primarily driven by higher unabsorbed fixed costs compared to the third quarter of 2025 and the fourth quarter of 2024. For the twelve months ended December 31, 2025 compared with the same period in 2024, other costs decreased Adjusted EBITDA by $41 million primarily due to higher transaction costs relating to the OCI Acquisition.

METHANEX CORPORATION 2025 FOURTH QUARTER NEWS RELEASE                             PAGE 8

Income Taxes

A summary of our income taxes for the fourth quarter of 2025 compared to the third quarter of 2025 and the twelve months ended December 31, 2025 compared to the same period in 2024 is as follows:

	Three Months Ended December 31, 2025		Three Months Ended September 30, 2025
($ millions except where noted)	Per consolidated statement of income	Adjusted [1,2]	Per consolidated statement of income	Adjusted [1,2]
Income (loss) before income tax	$(58)	$(12)	$8	$9
Income tax (expense) recovery	(16)	1	(4)	(4)
Net income (loss)	$(74)	$(11)	$4	$5
Effective tax rate (recovery)	27%	(9)%	48%	47%

	Twelve Months Ended December 31, 2025		Twelve Months Ended December 31, 2024
($ millions except where noted)	Per consolidated statement of income	Adjusted [1,2]	Per consolidated statement of income	Adjusted [1,2]
Income before income tax	$203	$175	$280	$325
Income tax expense	(58)	(27)	(30)	(73)
Net income	$145	$148	$250	$252
Effective tax rate	29%	15%	11%	22%
1     Adjusted effective tax rate is a non-GAAP ratio and is calculated as adjusted income tax expense or recovery, divided by adjusted net income before tax.
2     Adjusted net income before income tax and Adjusted income tax (expense) recovery are non-GAAP measures. Adjusted effective tax rate is a non-GAAP ratio. These do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Management uses these to assess the effective tax rate. These measures and ratios are useful as they are a better measure of our underlying tax rate across the jurisdictions in which we operate.
We earn the majority of our income in the United States, New Zealand, Trinidad, Chile, Egypt and Canada. Including applicable withholding taxes, the statutory tax rate applicable to Methanex in the United States is 26%, New Zealand is 28%, Trinidad is 38%, Chile is 35%, Egypt is 32.5% and Canada is 23.8%. We accrue for withholding taxes that will be incurred upon distributions from our subsidiaries when it is probable that the earnings will be repatriated. As the Atlas and Natgasoline entities are accounted for using the equity method, any income taxes related to Atlas and Natgasoline are included in earnings of associates and therefore excluded from total income taxes but included in the calculation of Adjusted net income.

The effective tax rate based on Adjusted net loss was negative 9%, reflecting a recovery, for the fourth quarter of 2025 and 47% based on Adjusted net income for the third quarter of 2025. During the second quarter of 2025 certain outstanding tax disputes were resolved which resulted in a lower tax expense for the twelve months ended December 31, 2025. Adjusted net income represents the amount that is attributable to Methanex shareholders and excludes the mark-to-market impact of share-based compensation and the impact of certain items associated with specific identified events. The effective tax rate differs from period to period depending on the source of earnings and the impact of foreign exchange fluctuations against the United States dollar.
METHANEX CORPORATION 2025 FOURTH QUARTER NEWS RELEASE                             PAGE 9

Methanex Corporation
Consolidated Statements of Income (unaudited)
(thousands of U.S. dollars, except number of common shares and per share amounts)

	Three Months Ended		Years Ended
	Dec 31 2025	Dec 31 2024	Dec 31 2025	Dec 31 2024
Revenue	$968,810	$948,960	$3,589,224	$3,719,829
Cost of sales and operating expenses	(770,523)	(734,226)	(2,680,135)	(3,009,407)
Depreciation and amortization	(126,805)	(90,567)	(446,011)	(385,703)
New Zealand gas sale net proceeds	—	31,574	39,117	102,969
Egypt insurance recovery	—	—	—	59,065
Asset impairment charge	(71,133)	—	(71,133)	(124,788)
Operating income	349	155,741	431,062	361,965
Earnings (losses) of associates	(11,680)	(5,727)	(33,857)	38,335
Finance costs	(56,899)	(49,450)	(219,691)	(132,634)
Finance income and other expenses	9,922	(36,502)	25,725	12,420
Income before income taxes	(58,308)	64,062	203,239	280,086
Income tax (expense) recovery:
Current	(7,666)	(22,784)	(16,930)	(74,126)
Deferred	(8,246)	14,027	(41,515)	44,285
	(15,912)	(8,757)	(58,445)	(29,841)
Net income (loss)	$(74,220)	$55,305	$144,794	$250,245
Attributable to:
Methanex Corporation shareholders	$(88,756)	$45,074	$79,876	$163,986
Non-controlling interests	14,536	10,231	64,918	86,259
	$(74,220)	$55,305	$144,794	$250,245

Income per common share for the period attributable to Methanex Corporation shareholders
Basic net income (loss) per common share	$(1.15)	$0.67	$1.10	$2.43
Diluted net income (loss) per common share	$(1.15)	$0.67	$0.93	$2.39

Weighted average number of common shares outstanding	77,339,520	67,388,765	72,531,283	67,387,809
Diluted weighted average number of common shares outstanding	77,339,520	67,392,884	72,608,347	67,560,060

METHANEX CORPORATION 2025 FOURTH QUARTER NEWS RELEASE                             PAGE 10

Methanex Corporation
Consolidated Statements of Financial Position (unaudited)
(thousands of U.S. dollars)

AS AT	Dec 31 2025	Dec 31 2024
ASSETS
Current assets:
Cash and cash equivalents	$425,331	$891,910
Trade and other receivables	463,010	473,336
Inventories	494,665	453,463
Prepaid expenses	63,520	61,290
Other assets	40,406	30,820
	1,486,932	1,910,819
Non-current assets:
Property, plant and equipment	5,198,080	4,197,509
Investment in associates	433,279	101,438
Deferred income tax assets	15,269	204,091
Other assets	149,096	183,269
	5,795,724	4,686,307
	$7,282,656	$6,597,126
LIABILITIES AND EQUITY
Current liabilities:
Trade, other payables and accrued liabilities	$541,648	$546,305
Current maturities on long-term debt	41,362	13,727
Current maturities on lease obligations	113,129	122,744
Current maturities on other long-term liabilities	25,598	46,840
	721,737	729,616
Non-current liabilities:
Long-term debt	2,711,538	2,401,208
Lease obligations	642,054	695,461
Other long-term liabilities	157,238	150,462
Deferred income tax liabilities	323,430	239,113
	3,834,260	3,486,244
Equity:
Capital stock	731,694	392,201
Contributed surplus	2,106	1,950
Retained earnings	1,653,276	1,629,386
Accumulated other comprehensive income	56,132	70,022
Shareholders' equity	2,443,208	2,093,559
Non-controlling interests	283,451	287,707
Total equity	2,726,659	2,381,266
	$7,282,656	$6,597,126

METHANEX CORPORATION 2025 FOURTH QUARTER NEWS RELEASE                             PAGE 11

Methanex Corporation
Consolidated Statements of Cash Flows (unaudited)
(thousands of U.S. dollars)

	Three Months Ended		Years Ended
	Dec 31 2025	Dec 31 2024	Dec 31 2025	Dec 31 2024
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Net income (loss)	$(74,220)	$55,305	$144,794	$250,245
Add (deduct) losses (earnings) of associates	11,680	5,727	33,857	(38,335)
Add dividends received from associates	—	—	—	32,181
Add (deduct) non-cash items:
Depreciation and amortization	126,805	90,567	446,011	385,703
Income tax expense	15,912	8,757	58,445	29,841
Share-based compensation expense (recovery)	2,671	26,501	(4,427)	23,973
Finance costs	56,899	49,450	219,691	132,634
Mark-to-market impact of Level 3 derivatives	179	30,491	4,432	(2,652)
Asset impairment charge	71,133	—	71,133	124,788
Other	(7,657)	3,442	(11,624)	(6,316)
Interest received	1,647	4,517	21,416	15,120
Income taxes paid	(20,516)	(17,165)	(81,021)	(52,544)
Other cash payments and receipts, including share-based compensation	(1,537)	(8,799)	(34,121)	(33,805)
Cash flows from operating activities before undernoted	182,996	248,793	868,586	860,833
Changes in non-cash working capital	56,285	32,123	146,974	(123,655)
	239,281	280,916	1,015,560	737,178

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Dividend payments to Methanex Corporation shareholders	(14,308)	(12,466)	(53,552)	(49,867)
Interest paid	(68,185)	(67,356)	(197,591)	(168,762)
Net proceeds on issue of long-term debt	—	585,393	545,965	585,393
Repayment of long-term debt and financing fees	(78,525)	(306,412)	(215,750)	(322,378)
Repayment of lease obligations	(34,086)	(34,831)	(133,433)	(141,247)
Distributions to non-controlling interests	(31,915)	(26,443)	(69,174)	(40,642)
Changes in non-cash working capital related to financing activities	153	(41,523)	(2,227)	(66,043)
	(226,866)	96,362	(125,762)	(203,546)

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Property, plant and equipment	(14,163)	(36,778)	(98,993)	(101,259)
Geismar plant under construction	—	(7,848)	—	(72,813)
Proceeds from associates	9,465	52,034	9,465	88,971
Acquisition of OCI Methanol Business, net of cash acquired	4,000	—	(1,259,706)	—
Changes in non-cash working capital related to investing activities	239	(3,880)	(7,143)	(14,636)
	(459)	3,528	(1,356,377)	(99,737)
Increase (decrease) in cash and cash equivalents	11,956	380,806	(466,579)	433,895
Cash and cash equivalents, beginning of period	413,375	511,104	891,910	458,015
Cash and cash equivalents, end of period	$425,331	$891,910	$425,331	$891,910

METHANEX CORPORATION 2025 FOURTH QUARTER NEWS RELEASE                             PAGE 12

CONFERENCE CALL
A conference call is scheduled for March 6, 2026 at 11:00 am ET (8:00 am PT) to review these fourth quarter results. To access the call, dial the conferencing operator fifteen minutes prior to the start of the call at (647) 932-3411, or toll free at (800) 715-9871. The conference ID for the call is #2019292. A simultaneous audio-only webcast of the conference call can be accessed from our website at www.methanex.com/investor-relations/events and will also be available following the call.
ABOUT METHANEX
Methanex is a Vancouver-based, publicly traded company and is the world’s largest producer and supplier of methanol to customers globally. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol "MX" and on the Nasdaq Global Market in the United States under the trading symbol "MEOH".
FORWARD-LOOKING STATEMENTS
This fourth quarter 2025 press release contains forward-looking statements with respect to us and the chemical industry. By its nature, forward-looking information is subject to numerous risks and uncertainties, some of which are beyond the Company's control. Readers are cautioned that undue reliance should not be placed on forward-looking information as actual results may vary materially from the forward-looking information. Methanex does not undertake to update, correct or revise any forward-looking information as a result of any new information, future events or otherwise, except as may be required by applicable law. Refer to the Forward-Looking Statements in our 2025 Annual Management's Discussion and Analysis for more information which is available from the Investor Relations section of our website at www.methanex.com, the Canadian Securities Administrators' SEDAR+ website at www.sedarplus.ca and on the United States Securities and Exchange Commission's EDGAR website at www.sec.gov.
ADDITIONAL INFORMATION – NON-GAAP MEASURES

In addition to providing measures prepared in accordance with IFRS, we present certain additional non-GAAP measures and ratios throughout this document. These are Adjusted EBITDA, Adjusted net income, Adjusted net income per common share, Adjusted net income before income tax, Adjusted income tax expense, Adjusted effective tax rate, and Adjusted Debt. These non-GAAP financial measures and ratios reflect our 63.1% economic interest in the Atlas Facility, our 50% economic interest in the Natgasoline Facility, our 50% economic interest in the Egypt Facility and our 60% economic interest in Waterfront Shipping, and are useful as they are a better measure of our underlying performance, and assist in assessing the operating performance of the Company's business. For our Atlas Facility and Waterfront Shipping, we fully run the operations on our partners' behalf, despite having less than full share of the economic interest. For the Natgasoline Facility, we have joint control of the facility and offtake our share of production to be marketed in our global supply chain and therefore the facility is heavily integrated into our business. Adjusted EBITDA is also frequently used by securities analysts and investors when comparing our results with those of other companies. These measures do not have any standardized meaning prescribed by generally accepted accounting principles ("GAAP") and therefore are unlikely to be comparable to similar measures presented by other companies. These supplemental non-GAAP measures and ratios are provided to assist readers in determining our ability to generate cash from operations and improve the comparability of our results from one period to another.

These measures should be considered in addition to, and not as a substitute for, net income, revenue, cash flows and other measures of financial performance and liquidity reported in accordance with IFRS.

Adjusted EBITDA
Adjusted EBITDA differs from the most comparable GAAP measure, net income attributable to Methanex shareholders, because it excludes the mark-to-market impact of share-based compensation, depreciation and amortization, gas contract settlement, finance costs, finance income and other expenses, income taxes and asset impairment charge. Adjusted EBITDA includes an amount representing our 63.1% share of the Atlas facility, and our 50% share of the Natgasoline facility adjusted for any timing mismatch between the inventory flows of our associates to our share of ownership, and excludes the non-controlling shareholders' interests in entities which we control but do not fully own.

Adjusted EBITDA and Adjusted net income exclude the mark-to-market impact of share-based compensation related to the impact of changes in our share price on SARs, TSARs, deferred share units, restricted share units and performance share units. The mark-to-market impact related to share-based compensation that is excluded from Adjusted EBITDA and Adjusted net income is
METHANEX CORPORATION 2025 FOURTH QUARTER NEWS RELEASE                             PAGE 13

calculated as the difference between the grant-date value and the fair value recorded at each period-end. As share-based awards will be settled in future periods, the ultimate value of the units is unknown at the date of grant and therefore the grant-date value recognized in Adjusted EBITDA and Adjusted net income may differ from the total settlement cost.

The following table shows a reconciliation from net income attributable to Methanex shareholders to Adjusted EBITDA:

	Three Months Ended			Years Ended
($ millions)	Dec 31 2025	Sep 30 2025	Dec 31 2024	Dec 31 2025	Dec 31 2024
Net income (loss) attributable to Methanex shareholders	$(89)	$(7)	$45	$80	$164
Mark-to-market impact of share-based compensation	(1)	13	22	(27)	2
Depreciation and amortization	127	111	91	446	386
Finance costs	57	61	49	220	133
Finance income and other expenses	(10)	(3)	37	(26)	(12)
Income tax expense	16	4	9	58	30
Asset impairment charge	71	—	—	71	125
Earnings of associates adjustment [1]	41	34	3	82	43
Non-controlling interests adjustment [2]	(26)	(22)	(32)	(96)	(107)
Adjusted EBITDA	$186	$191	$224	$808	$764
1    This adjustment represents the deduction of depreciation and amortization, finance costs, finance income and other expenses and income taxes associated with our 63.1% interest in the Atlas and 50% interest in the Natgasoline methanol facilities which are excluded from Adjusted EBITDA but included in net income attributable to Methanex shareholders.
2    This adjustment represents the add-back of the portion of depreciation and amortization, finance costs, finance income and other expenses and income taxes associated with our non-controlling interests' share which has been deducted above but is excluded from net income attributable to Methanex shareholders.

Adjusted Net Income and Adjusted Net Income per Common Share
Adjusted net income and Adjusted net income per common share are a non-GAAP measure and a non-GAAP ratio, respectively, because they exclude the mark-to-market impact of share-based compensation, the mark-to-market impact of the gas and other contract revaluations included in finance income and other expenses, any timing mismatch of our Natgasoline inventory flows to our 50% ownership and the impact of certain items associated with specific identified events. The following table shows a reconciliation of net income attributable to Methanex shareholders to Adjusted net income and the calculation of Adjusted net income per common share:

	Three Months Ended			Years Ended
($ millions except number of shares and per share amounts)	Dec 31 2025	Sep 30 2025	Dec 31 2024	Dec 31 2025	Dec 31 2024
Net income (loss) attributable to Methanex shareholders	$(89)	$(7)	$45	$80	$164
Mark-to-market impact of share-based compensation, net of tax	—	11	19	(20)	2
Mark-to-market impact of gas contract revaluations, net of tax	(7)	1	20	3	(4)
Earnings of associates adjustment, net of tax	3	—	—	3	—
Asset impairment charge, net of tax	82	—	—	82	90
Adjusted net income (loss)	$(11)	$5	$84	$148	$252
Diluted weighted average shares outstanding (millions)	77	77	67	73	68
Adjusted net income (loss) per common share	$(0.14)	$0.06	$1.24	$2.03	$3.72
Management uses these measures to analyze net income and net income per common share after adjusting for our economic interest in the Atlas, Egypt and Natgasoline facilities and Waterfront Shipping, for reasons as described above. The exclusion of certain items associated with specific identified events is due to these amounts not being seen as indicative of operational performance. The exclusion of the mark-to-market portion of the impact of share-based compensation is due to these amounts not being seen as indicative of operational performance and can fluctuate in the intervening periods until settlement. The exclusion of the impact of the Egypt and New Zealand gas contract revaluations is due to the change in the derivative being unrealized with the fair value of the derivative expected to fluctuate in the intervening periods until settlement.

METHANEX CORPORATION 2025 FOURTH QUARTER NEWS RELEASE                             PAGE 14

Adjusted Debt
Adjusted debt is a non-GAAP measure because it excludes long-term debt and lease obligations attributable to the non-controlling shareholders' interests in entities we control but do not fully own and includes an amount representing our 63.1% share of the Atlas facility and 50% share of the Natgasoline facility. The following table shows a reconciliation from total debt and lease obligations (current and non-current) to Adjusted debt:

As at	Dec 31 2025	September 30, 2025	Dec 31 2024
Long-term debt (current and non-current)	$2,753	$2,830	$2,415
Lease obligations (current and non-current)	755	785	818
Total debt and lease obligations per Financial Statements	$3,508	$3,615	$3,233
Adjusted for:
Removal of non-controlling interest's share of debt	(89)	(92)	(99)
Removal of non-controlling interest's share of leases	(218)	(226)	(250)
Inclusion of share of associates' debt	410	420	—
Inclusion of share of associates' leases	95	99	1
Total debt and lease obligations attributable to Methanex shareholders	$3,706	$3,816	$2,885

Management uses this measure to analyze progress against leveraging targets after adjusting for our economic interest in the Atlas, Egypt and Natgasoline facilities and Waterfront Shipping, for reasons as described above.

Adjusted Income Tax Expense
The following table shows a reconciliation of Adjusted net income before tax and Adjusted income tax to Net income and Income taxes, the most directly comparable measures in the financial statements. For more information, refer to the Additional Information - Non-GAAP Measures section on page 13.

	Three Months Ended		Twelve Months Ended
($ millions)	Dec 31 2025	Dec 31 2024	Dec 31 2025	Dec 31 2024
Net income (loss)	$(74)	$55	$145	$250
Adjusted for:
Income tax expense	16	9	58	30
Losses (earnings) from associates	16	6	38	(38)
Share of associates' (losses) income before tax	(15)	(10)	(41)	54
Net income before tax of non-controlling interests	(17)	(12)	(74)	(93)
Mark-to-market impact of share-based compensation	(1)	22	(27)	3
Mark-to-market impact of gas contract revaluations	(8)	29	5	(6)
Asset impairment charge	71	—	71	125
Adjusted net income (loss) before tax	$(12)	$99	$175	$325

Income tax expense	$(16)	$(9)	$(58)	$(30)
Adjusted for:
Inclusion of our share of associates' adjusted tax (expense) recovery	2	4	6	(15)
Removal of non-controlling interest's share of tax expense	2	2	9	6
Tax on mark-to-market impact of share-based compensation	—	(3)	7	—
Tax on mark-to-market impact of gas contract revaluations	2	(9)	(2)	1
Tax on asset impairment charge	11	—	11	(35)
Adjusted income tax (expense) recovery	$1	$(15)	$(27)	$(73)
METHANEX CORPORATION 2025 FOURTH QUARTER NEWS RELEASE                             PAGE 15

Unless otherwise indicated, the financial information presented in this release is prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

-end-

For further information, contact:
Robert Winslow
VP, Investor Relations
Methanex Corporation
604-661-2600
METHANEX CORPORATION 2025 FOURTH QUARTER NEWS RELEASE                             PAGE 16

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: March 5, 2026	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	SVP, General Counsel and Corporate Secretary